PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION,
DATED SEPTEMBER  , 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

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Filed by a Party other than the Registrant ☑

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☑  Preliminary Proxy Statement
☐  Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐  Definitive Proxy Statement
☐  Definitive Additional Materials
☐  Soliciting Materials Pursuant to Section 240.14a-12

ENERGY PARTNERS, LTD.
(Name of Registrant as Specified in its Charter)

ATS INC.
WOODSIDE FINANCE LIMITED
WOODSIDE PETROLEUM LTD.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PROXY STATEMENT
REASONS TO VOTE “AGAINST” THE PROPOSED STONE MERGER
BACKGROUND OF THE SOLICITATION
THE OFFER
CONDITIONS TO THE OFFER
CERTAIN LITIGATION
CONSENT SOLICITATION
CERTAIN INFORMATION CONCERNING THE PROPOSED STONE MERGER
CERTAIN INFORMATION CONCERNING ATS, WOODSIDE FINANCE AND WOODSIDE
OTHER PROPOSALS
VOTING PROCEDURES
DISSENTERS’ RIGHTS
SOLICITATION OF PROXIES
FORWARD-LOOKING STATEMENTS
OTHER INFORMATION
IMPORTANT VOTING INFORMATION
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS
EXECUTIVE OFFICERS
SCHEDULE II
ANNEX A
IMPORTANT

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED OCTOBER [  ], 2006

SPECIAL MEETING OF THE STOCKHOLDERS
OF
ENERGY PARTNERS, LTD.
TO BE HELD ON OCTOBER [     ], 2006

PROXY STATEMENT
OF
ATS INC.
WOODSIDE FINANCE LIMITED AND
WOODSIDE PETROLEUM LTD.

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF
ENERGY PARTNERS, LTD. AND STONE ENERGY CORPORATION

This Proxy Statement and the enclosed [COLOR] proxy card are furnished by ATS Inc., a Delaware corporation (“ATS”) and an indirect wholly-owned subsidiary of Woodside Petroleum Ltd., a company incorporated under the laws of Victoria, Australia (“Woodside”), Woodside Finance Limited, a company formed under the laws of Victoria, Australia, and a wholly owned subsidiary of Woodside (“Woodside Finance”), and Woodside (for convenience purposes, throughout this Proxy Statement, we sometimes refer to ATS as the party soliciting proxies in connection herewith), in connection with ATS’s solicitation of proxies to be used at a special meeting (the “Special Meeting”) of stockholders of Energy Partners, Ltd., a Delaware corporation (the “Company”), to be held on October [  ], 2006, at Hotel InterContinental New Orleans, 444 St. Charles Avenue, New Orleans, Louisiana 70130, at 9:00 a.m. Central Time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, ATS is soliciting proxies from holders of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), to vote “AGAINST”: (i) the proposal to approve the issuance of Shares to stockholders of Stone Energy Corporation (“Stone”) in connection with the proposed merger of Stone with and into EPL Acquisition Corp. LLC (the “Proposed Stone Merger”), as a result of the transactions contemplated by the Agreement and Plan of Merger, dated June 22, 2006, by and among the Company, EPL Acquisition Corp. LLC and Stone (the “Stone Merger Agreement”), (ii) the proposed amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 150,000,000 if the Proposed Stone Merger occurs and (iii) the proposal to adopt the Company’s Amended and Restated 2006 Long Term Stock Incentive Plan. The Company has set August 28, 2006 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting (the “Record Date”). The principal executive offices of the Company are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

This Proxy Statement and the enclosed [COLOR] proxy card are first being mailed to the Company’s stockholders on or about September [  ], 2006.

On August 31, 2006, ATS commenced a tender offer to purchase all of the outstanding Shares, at a price of $23.00 net per Share in cash (less any applicable withholding taxes and without interest), subject to possible increase by $0.50 or $1.00 per Share to a total of $23.50 or $24.00 net per Share in cash depending on the resolution of certain litigation described herein. The terms and conditions of the tender offer are set forth in the Offer to Purchase, dated August 31, 2006 (the “Offer to Purchase”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”), which were included as exhibits to the

Schedule TO filed by ATS, Woodside Finance and Woodside with the Securities and Exchange Commission (the “Commission”) on August 31, 2006, as amended.

IF YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT THE SIGNIFICANT PREMIUM FOR YOUR SHARES OFFERED BY ATS OVER THE TRADING PRICE OF SHARES AS OF AUGUST 25, 2006 (I.E., PRIOR TO THE ANNOUNCEMENT OF THE OFFER) OR OTHERWISE DO NOT WANT THE COMPANY TO COMPLETE THE PROPOSED STONE MERGER, VOTE “AGAINST” THE ISSUANCE OF SHARES IN CONNECTION WITH THE PROPOSED STONE MERGER, AND VOTE “AGAINST” THE OTHER PROPOSALS IN CONNECTION THEREWITH, BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD TODAY.

REJECTION OF THE PROPOSED STONE MERGER BY THE COMPANY’S STOCKHOLDERS WILL SATISFY A CONDITION OF THE OFFER AND IS AN IMPORTANT STEP IN SECURING THE SUCCESS OF THE OFFER. YOUR VOTE “AGAINST” THE PROPOSED STONE MERGER DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER.

EVEN IF THE COMPANY’S STOCKHOLDERS APPROVE THE ISSUANCE OF SHARES TO STONE IN CONNECTION WITH THE PROPOSED STONE MERGER, IT MAY STILL BE POSSIBLE THAT THE CONDITION TO OUR OFFER THAT THE STONE MERGER AGREEMENT BE TERMINATED ON TERMS REASONABLY SATISFACTORY TO ATS WILL BE SATISFIED. ADDITIONALLY, THE STONE MERGER AGREEMENT CONTAINS A NUMBER OF CONDITIONS, THE FAILURE OF ANY OF WHICH MAY RESULT IN THE PROPOSED STONE MERGER NOT BEING CONSUMMATED AND THE STONE MERGER AGREEMENT BEING TERMINATED BY THE PARTIES THERETO. HOWEVER, IF SUCH PROPOSAL IS APPROVED AND THE PROPOSED STONE MERGER IS CONSUMMATED, THEN IT WILL BE IMPOSSIBLE FOR ONE OF THE CONDITIONS TO THE OFFER TO BE SATISFIED. ATS DOES NOT CURRENTLY INTEND TO WAIVE THIS CONDITION.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED STONE MERGER BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. IF YOU SUBMIT THE COMPANY’S [COLOR] CARD, EVEN IF YOU VOTE “AGAINST” THE PROPOSED STONE MERGER, THE COMPANY CAN USE YOUR SHARES TO ESTABLISH A QUORUM AND THEREBY USE THE [COMPANY COLOR] PROXY CARD TO ASSIST THEM IN OBTAINING THE NECESSARY APPROVAL OF THE PROPOSED STONE MERGER. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED [COLOR] PROXY CARD TO US.

OUR GOAL IS TO DEFEAT THE PROPOSED STONE MERGER. THERE ARE TWO WAYS TO DO SO. IF WE OBTAIN A SUFFICIENT NUMBER OF VOTES “AGAINST” THE ISSUANCE OF SHARES TO STONE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED STONE MERGER TO CLEARLY DEFEAT THE PROPOSAL, WE WILL VOTE YOUR SHARES. HOWEVER, THERE ARE CIRCUMSTANCES UNDER WHICH IT MAY BE POSSIBLE TO DEFEAT THE PROPOSAL BY WITHHOLDING PROXIES AND DENYING THE COMPANY A QUORUM (FOR THE REASONS DISCUSSED HEREIN). ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] PROXY CARD, A STOCKHOLDER WILL BE GRANTING TO ATS, THE FLEXIBILITY TO EXERCISE THIS OPTION TO WITHHOLD YOUR PROXY IN THE EVENT THAT ATS DETERMINES IN GOOD FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER. FOR FURTHER INFORMATION REGARDING THIS CONDITION TO YOUR PROXY, SEE “VOTING PROCEDURES” BELOW.

THIS PROXY STATEMENT RELATES TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE ISSUANCE OF SHARES AS WELL AS THE OTHER PROPOSALS IN CONNECTION WITH THE PROPOSED STONE MERGER AND IS NOT A REQUEST FOR THE TENDER OF SHARES OF THE COMPANY’S COMMON STOCK NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, WHICH HAVE BEEN SEPARATELY MAILED TO YOU. BEFORE MAKING ANY DECISION REGARDING THE OFFER,

YOU SHOULD READ THE OFFER TO PURCHASE, WHICH SETS FORTH IN DETAIL THE TERMS AND CONDITIONS OF THE OFFER. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT CONCERNING THE OFFER IS A SUMMARY WHICH HIGHLIGHTS SELECTED INFORMATION FROM THE OFFER TO PURCHASE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THE ENTIRE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL. COPIES OF EACH SUCH DOCUMENT MAY BE OBTAINED FOR FREE FROM ATS BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, SHAREHOLDERS CALL TOLL-FREE AT (877) 456-3427 (BANKS AND BROKERS CALL COLLECT AT (212) 750-5833).

REASONS TO VOTE “AGAINST” THE PROPOSED STONE MERGER

ATS is soliciting proxies from the Company’s stockholders in opposition to the Proposed Stone Merger and specifically “AGAINST” the proposals related thereto. ATS urges all of the Company’s stockholders to vote “AGAINST” the proposed issuance of Shares in connection with the Proposed Stone Merger for the following reasons:

•	A vote “AGAINST” the proposals concerning the Proposed Stone Merger allows you the opportunity to receive significantly greater value for your Shares in the event that each of the conditions to the Offer is satisfied or waived and the Offer is consummated.

ATS believes that the Offer is far superior to the Proposed Stone Merger because it provides the Company’s stockholders an opportunity to realize an immediate premium for their Shares (as demonstrated below) rather than paying a premium to Stone stockholders in the Proposed Stone Merger.

ATS’s offer price of $23.00 net per Share represents a premium above the $18.40 closing price of the Company’s common stock as of August 25, 2006 as follows:

1 day	25%
30 calendar day average	28%
60 calendar day average	27%
90 calendar day average	24%

If one of the $0.50 increases to the offer price is made and the offer price is increased to $23.50 net per Share, this increased offer would represent a premium above the $18.40 closing price of the Company’s common stock as of August 25, 2006 as follows:

1 day	28%
30 calendar day average	31%
60 calendar day average	30%
90 calendar day average	27%

If both $0.50 increases to the offer price are made and the offer price is increased to $24.00 net per Share, this increased offer would represent a premium above the $18.40 closing price of the Company’s common stock as of August 25, 2006 as follows:

1 day	30%
30 calendar day average	33%
60 calendar day average	33%
90 calendar day average	30%

Information with respect to the range of closing sale prices for the Shares for certain dates and periods is set forth in the Joint Proxy Statement/Prospectus on Form S-4 filed by the Company with the Commission on July 21, 2006, as amended (the “Company Form S-4”), and in lesser detail in the Offer to Purchase.

ATS urges stockholders to obtain a current market quotation for the Shares.

•	A vote “AGAINST” the proposals concerning the Proposed Stone Merger is a vote against the creation of a highly leveraged company.

If the Proposed Stone Merger is completed, the Company Form S-4 discloses that the combined company will be significantly more leveraged and such leverage will decrease its financial and operating flexibility. The Company Form S-4 states on page 21 that “anticipated benefits of the merger,” such as administrative and operating synergies and related cost savings, “may not be realized fully or at all or may take longer to realize than expected.” There is no guarantee that the Proposed Stone Merger will increase shareholder value.

•	A vote “AGAINST” the proposals concerning the Proposed Stone Merger sends a strong message to the Board of Directors of the Company (the “Company’s Board”) that you want to preserve your opportunity to accept the Offer, which has significantly greater financial value than the Proposed Stone Merger.

The Offer is subject to a number of other conditions (which are described in Annex A hereto and some of which are summarized in “CONDITIONS TO THE OFFER” below). Certain of these conditions require action by the Company’s Board. By voting against the issuance of Shares to Stone’s stockholders as a result of the Proposed Stone Merger, the Company’s stockholders can demonstrate their support for the Offer and send a message to the Company’s Board that it should take all actions necessary to permit the Offer to proceed.

•	A vote “AGAINST” the proposals concerning the Proposed Stone Merger will help satisfy one of the conditions of the Offer.

One condition of the Offer is that the Stone Merger Agreement has been validly terminated on terms reasonably satisfactory to ATS and ATS shall reasonably believe that the Company could not have any liability, and Stone shall not have asserted any claim of liability or breach against the Company, in connection with such merger agreement other than with respect to the possible payment by the Company of the termination fee required thereby. Accordingly, the stockholders should reject the proposals concerning the Proposed Stone Merger, including the proposal to approve the issuance of shares to Stone’s stockholders as a result of the Proposed Stone Merger. A vote “AGAINST” these proposals makes it more likely that the Stone Merger Agreement will be terminated by the parties thereto and moves all of the Company’s stockholders closer to being able to benefit from the Offer.

Failure to vote “AGAINST” the issuance of Shares to Stone’s stockholders in connection with the Proposed Stone Merger will not prevent you from tendering your Shares in the Offer nor will voting “AGAINST” obligate you to tender your Shares in the Offer. However, as described above, a vote “AGAINST” the proposal described above will help you preserve your opportunity to have your Shares purchased in the Offer.

RETURN YOUR [COLOR] PROXY CARD AND VOTE “AGAINST” THE PROPOSED STONE MERGER AGREEMENT TODAY.

DO NOT RETURN ANY PROXY CARD YOU RECEIVE FROM THE COMPANY. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD TODAY. IF YOU SUBMIT THE COMPANY’S [COLOR] CARD, EVEN IF YOU VOTE “AGAINST” THE PROPOSED STONE MERGER, THE COMPANY CAN USE YOUR SHARES TO ESTABLISH A QUORUM AND THEREBY USE THE [COLOR] CARD TO ASSIST THEM IN OBTAINING THE NECESSARY APPROVAL OF THE PROPOSED STONE MERGER.

OUR GOAL IS TO DEFEAT THE PROPOSED STONE MERGER. THERE ARE TWO WAYS TO DO SO. IF WE OBTAIN A SUFFICIENT NUMBER OF VOTES “AGAINST” THE ISSUANCE OF SHARES TO STONE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED STONE MERGER TO CLEARLY DEFEAT THE PROPOSAL, WE WILL VOTE YOUR SHARES. HOWEVER, THERE ARE CIRCUMSTANCES UNDER WHICH IT MAY BE POSSIBLE TO DEFEAT THE PROPOSAL BY WITHHOLDING PROXIES AND DENYING THE COMPANY A QUORUM (FOR THE REASONS DISCUSSED HEREIN). ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] PROXY CARD THE STOCKHOLDERS WILL BE GRANTING TO ATS, THE FLEXIBILITY TO EXERCISE THAT OPTION IN THE EVENT THAT ATS DETERMINES IN GOOD FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER. FOR FURTHER INFORMATION REGARDING THIS CONDITION TO YOUR PROXY, SEE “VOTING PROCEDURES” BELOW.

WE URGE YOU TO SEND THE COMPANY’S DIRECTORS A CLEAR MESSAGE THAT THE PROPOSED STONE MERGER IS NOT IN YOUR BEST INTERESTS AND THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO REMOVE ALL OBSTACLES TO THE OFFER.

BACKGROUND OF THE SOLICITATION

The Company Form S-4 provides a summary of the events leading to the Company entering into the Stone Merger Agreement.

On August 28, 2006, Don Voelte, the chief executive officer of Woodside placed a telephone call to Richard A. Bachmann, the chief executive officer of the Company. During this call, Mr. Voelte indicated that ATS intended to make an offer for the Company at a price of $23.00 per Share in cash, subject to the Company’s stockholders voting against the announced merger with Stone. Mr. Voelte stated that he also believed that under the terms of the Stone Merger Agreement, the Company would not be able to deal with ATS while this agreement was in force. Mr. Bachmann confirmed that Mr. Voelte was correct in his belief. Mr. Voelte also indicated that ATS would file litigation seeking to invalidate both the $25.6 million termination fee and the $43.5 million payment previously made by the Company on behalf of Stone, and that if both these amounts were invalidated and/or repaid ATS intended to increase its offer to $24.00 per Share in cash. Mr. Bachmann did not make any further inquiry of Mr. Voelte. At the end of the discussion, Mr. Voelte gave Mr. Bachmann his contact information.

Immediately following this telephone call, ATS filed the claims described below under “CERTAIN LITIGATION” against the Company and Stone in the Chancery Court of Delaware and issued a press release announcing its proposal and stating its intention to commence an all-cash tender offer at a price of $23.00 per Share subject to increase under certain circumstances depending on the resolution of the Delaware litigation.

On the afternoon of August 28, 2006, the Company issued a press release requesting that stockholders of the Company take no action with respect to ATS’s proposal at such time. The release stated that the Company’s Board would meet to review and discuss ATS’s proposal and would advise stockholders of the Company’s position “in due course.” On August 29, 2006, the Company amended the Company Form S-4 (the “S-4 Amendment”) to include disclosure regarding the Offer. The S-4 Amendment also revised the Company’s disclosure regarding the ability of its stockholders to act by written consent by deleting reference to a provision in its bylaws that purportedly requires approval of 85% of the Shares outstanding in order for stockholders to act by written consent. Also on August 29, 2006, the Company sent a letter to its employees advising them of the current status of the Offer.

On August 31, 2006, ATS commenced its Offer by filing a Schedule TO with the Commission including the Offer to Purchase and the accompanying Letter of Transmittal as exhibits. Also on August 31, 2006, ATS issued a press release announcing the commencement of the Offer and placed a summary advertisement relating to the Offer in the Wall Street Journal.

In our Offer to Purchase, we stated our concern that the terms of the Stone Merger Agreement could be interpreted to prohibit the Company from negotiating a transaction with, or providing confidential information to us. On September 7, 2006, the Company filed an action against Stone in the Delaware Court of Chancery seeking a declaratory judgment to clarify that the Stone Merger Agreement does not prohibit the Company from taking certain actions such as negotiating a transaction with, or providing confidential information to, a third party. In its complaint, the Company indicated that Stone believed that the Stone Merger Agreement prohibits the Company from taking such actions.

On September 8, 2006, ATS filed a preliminary proxy statement with the Commission to solicit proxies, to be used at a Special Meeting with respect to the Stone Merger Agreement, from the Company’s stockholders to vote “AGAINST” (i) the proposal to approve the issuance of shares of the Company’s common stock to stockholders of Stone in connection with the Stone Merger Agreement, (ii) the proposed amendment to the Company’s certificate of incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 150,000,000 if the Proposed Stone Merger occurs and (iii) the proposal to adopt the Company’s Amended and Restated Long Term Incentive Plan.

On September 11, 2006, ATS filed its Premerger Notification statement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with the Federal Trade Commission and the Antitrust Division of the Department of Justice.

According to the Company’s Current Report on Form 8-K filed with the Commission on September 14, 2006:

•	On September 13, 2006, the Company entered into indemnity agreements (collectively, the “Indemnity Agreements”) with each of its directors, executive officers and one other employee. The Indemnity Agreements provide such individuals with, among other things, certain indemnification and advancement rights in third-party proceedings, proceedings by or in the right of the corporation, proceedings in which the indemnitee is wholly or partly successful, and for an indemnitee’s expenses incurred as a witness in a proceeding by reason of his or her corporate status.

•	On September 13, 2006, the Company entered into amendments to the Company’s change of control severance agreements with Richard Bachmann, Phillip Gobe, John Peper and Timothy Woodall (collectively, the “Severance Agreements”) and amendments to the change of control severance plan (the “Severance Plan”) for 13 officers and key employees, including two of the Company’s executive officers, Messrs. Dykes and Ottosan. The amendments to the Severance Agreements and the Severance Plan (collectively, the “Severance Program”) include: (i) in the case of a participant who becomes entitled to severance benefits, if the participant has not, by the time of his or her termination of employment, received a bonus for the calendar year before the calendar year of termination of employment, the participant will receive a bonus for that year in an amount equal to his or her target bonus opportunity for that year, (ii) in determining a participant’s average annual bonus for purposes of the bonus component of the severance benefit, the bonus for a partial year of employment is disregarded, (iii) the multiple applied in determining the severance payment may not be changed on or after a change of control and (iv) provisions to comply with new federal income tax rules relating to nonqualified deferred compensation. In the case of the Severance Plan (but not the Severance Agreements), the Board also approved an amendment making it a “good reason” basis for termination of employment if the participant is required to relocate to an office which is more than 35 miles in driving distance from the office at which the participant is employed immediately before the change of control.

•	On September 13, 2006, the Company adopted changes to Sections 2.5 and 2.9 of its bylaws. The revised Section 2.5 grants authority to the presiding officer of a stockholder meeting to adjourn the stockholder meeting and allows for the adjournment of a stockholder meeting with or without a quorum. The revised Section 2.9 eliminated the 85% super-majority voting requirement for stockholder action by written consent and sets forth (i) the process by which the record date should be established for an action by written consent, (ii) the requirements for valid consents, and (iii) the process for independent inspectors to certify the validity of any action by written consent.

•	On September 13, 2006, the Company adopted a new severance plan, called the Energy Partners, Ltd. Employee Change of Control Severance Plan (the “New Severance Plan”), covering full-time employees of the Company not covered by the existing Severance Program. The New Severance Plan provides that, in the event of certain terminations of employment by the Company without “cause” or by the participant for “good reason” within two years after a change of control (which would include the consummation of the Offer), the participant would be entitled to receive (i) a lump sum severance benefit equal to 3 weeks of base pay for each year of service or fraction thereof as a full-time employee of the Company or Hall-Houston Oil Company (which was acquired by the Company in 2002) and 3 weeks of base pay for each $10,000 or fraction thereof of annual base salary and scheduled overtime pay (subject to a maximum of 52 weeks of base pay and a minimum of 16 weeks of base pay), (ii) a pro rata bonus for the calendar year of termination of employment equal to the pro rata portion of the greater of the participant’s average annual bonus for the prior three full calendar years of employment (or lesser number of prior full calendar years of employment) and the participant’s target bonus opportunity for the calendar year of termination of employment, (iii) if the participant has not yet received a bonus for the calendar year before the calendar year of termination of employment, a bonus for such year equal to target bonus opportunity for such year, (iv) continuation of medical, dental and life insurance benefits for 12 months provided the participant pays the same portion of the required premium, and provided, further, that such coverage would cease if the participant obtains new employment providing benefits of the same type, and (v) reasonable outplacement services.

•	On September 14, 2006, the Company entered into the Rights Agreement.

•	On September 14, 2006, the Company announced that its Board had rejected the Offer as inadequate and recommended that its stockholders not tender their shares into the Offer (as described below).

On September 14, 2006, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission (the “Schedule 14D-9”). According to the Schedule 14D-9, the Board, after a review of the Offer with its financial and legal advisors, unanimously determined (with Mr. Hiltz abstaining) that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Woodside and its affiliates), and accordingly the Board recommended that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

On September 18, 2006, ATS issued a press release expressing, among other things, its disappointment with the Board’s recommendation against the Offer.

On September 27, 2006, ATS delivered a letter to the Company, in accordance with the Company’s amended bylaws, requesting that the Company set a record duly to determine the stockholders entitled to consent in connection with this consent solicitation.

On September 28, 2006, ATS announced that it had extended the expiration date of the Offer to 11:59 p.m., New York City time on Friday, October 20, 2006, unless further extended and that the waiting period under the HSR Act with respect to the Offer and the Second-Step Merger had expired.

For additional information on the status of the Delaware litigation, see “CERTAIN LITIGATION” below.

THE OFFER

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. If pursuant to the Offer, ATS accepts for payment and pays for at least the number of Shares that, when added to Shares already owned by ATS (and/or Woodside or any of its other subsidiaries), shall constitute a majority of the then outstanding Shares on a fully diluted basis, ATS (or another direct or indirect subsidiary of Woodside) will seek to merge with and into the Company (the “Second-Step Merger”). If the Second-Step Merger occurs, the Company will become an indirect wholly owned subsidiary of Woodside and each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Woodside, ATS or any of Woodside’s other subsidiaries and any Shares held by the Company’s stockholders properly seeking appraisal for their Shares) shall be cancelled and converted automatically into the right to receive $23.00 per Share, in cash (or any greater amount per Share paid pursuant to the Offer (including any right to receive, if applicable, any Contractual Right (as defined herein) to receive an additional amount per Share in connection with the Delaware litigation described herein)). If a stockholder decides not to tender Shares in the Offer and the Second-Step Merger does not occur, and ATS purchases Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the New York Stock Exchange or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Commission or otherwise cease being required to comply with Commission rules relating to publicly held companies. If ATS purchases Shares in the Offer, it is ATS’s current intention to cause the Second-Step Merger to occur; however, ATS cannot guaranty this result. Additionally, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case Shares may no longer be used as collateral for loans made by brokers. Additionally, if the structure of the Second-Step Merger changes, the terms of such transaction will be disclosed in a separate document which will be provided to stockholders.

On August 28, 2006, ATS commenced litigation in the Delaware Court of Chancery to invalidate and/or require the repayment of, as applicable, the excessive termination fees paid and payable under the Stone Merger Agreement. Upon the terms described in our Offer to Purchase, if we are successful in our litigation and succeed in obtaining a final and nonappealable court order (i) providing for the repayment of the $43.5 million fee (the “Initial

Termination Fee”) paid by the Company when it entered into the Stone Merger Agreement in respect of the break-up fee Stone owed to Plains Exploration & Production Company (“Plains”) or (ii) invalidating the $25.6 million fee (the “Additional Termination Fee”) which the Company obligated itself to pay to Stone upon termination of the Stone Merger Agreement, we will increase our offer price per Share from $23.00 to $23.50. If we are successful in our litigation with respect to both fees, upon the terms described in the Offer to Purchase, we will increase our offer price per Share from $23.00 to $24.00. For a more detailed discussion of the Delaware litigation, see our Offer to Purchase and see “CERTAIN LITIGATION” below.

CONDITIONS TO THE OFFER

A detailed discussion of the conditions to consummation of the Offer is provided in Section 14 of the Offer to Purchase. Before making any decision regarding the Offer, the Company’s stockholders should read the Offer to Purchase, which sets forth in detail the terms and conditions of the Offer.

THE OFFER IS NOT CONDITIONED ON OUR OBTAINING FINANCING.

The Offer is conditioned upon, among others, the following: (i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by ATS (and/or Woodside or any of Woodside’s other subsidiaries), shall constitute a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants), (ii) the Stone Merger Agreement having been terminated on terms reasonably satisfactory to ATS, and ATS reasonably believing that the Company could not have any liability, and Stone not having asserted any claim of liability or breach against the Company, in connection with the Stone Merger Agreement other than with respect to the possible payment by the Company of the $25.6 million termination fee required thereby, (iii) the Company’s Board having approved the Offer and the Second-Step Merger or any other business combination satisfactory to ATS between the Company and ATS (and/or any of Woodside’s other subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or ATS being satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Second-Step Merger or such other business combination, (iv) (a) the Company entering into a definitive merger agreement with ATS (and/or any of Woodside’s other subsidiaries) with respect to a merger of ATS (and/or any of Woodside’s other subsidiaries) and the Company, (b) nominees of ATS constituting a majority of the Company’s Board or (c) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to the Shares then owned by Woodside or any of its subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants) and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated prior to the expiration of the Offer. Annex A contains a complete description of the conditions to the Offer.

There can be no assurance as to the timing or satisfaction of the conditions to the Offer. While certain of such conditions are within the control of the Company’s Board, certain of the conditions are outside of the control of the Company’s Board, such as the termination or expiration of any applicable waiting periods under the HSR Act. The invalidation of the Additional Termination Fee and the Initial Termination Fee is also outside of the control of the Company’s Board. However, ATS intends to pursue its claims regarding the Additional Termination Fee and the Initial Termination Fee as expeditiously as possible and to attempt to ensure that further steps toward consummation of the Proposed Stone Merger are not taken. See “CERTAIN LITIGATION” below. By voting “AGAINST” the issuance of Shares in connection with the Proposed Stone Merger, the Company’s stockholders can demonstrate their support for the Offer. A vote “AGAINST” the Proposed Stone Merger moves all of the Company’s stockholders closer to being able to benefit from the Offer.

CERTAIN LITIGATION

Pursuant to the Stone Merger Agreement, the Company agreed to advance the $43.5 million Initial Termination Fee to Stone, and subsequently paid the Initial Termination Fee to Plains on the date it entered into the Stone Merger Agreement. Under the Stone Merger Agreement, Stone has committed to repay the Initial Termination Fee to the Company in only a few very limited circumstances — e.g., if Stone is in material breach of the Stone Merger

Agreement, or in certain situations in which Stone’s board of directors or stockholders take action resulting in the termination of the Stone Merger Agreement. Thus, the Company will forfeit any recovery of the $43.5 million Initial Termination Fee if the Company’s Board changes its recommendation about the Stone Merger Agreement, or if the Company’s stockholders fail to approve the Stone Merger Agreement, thereby enabling the Company to pursue a more favorable third-party proposal. The Company’s payment of the $43.5 million Initial Termination Fee therefore is equivalent to a termination fee of $43.5 million.

In addition, the Company agreed to pay Stone the $25.6 million Additional Termination Fee if the Company’s Board withdraws or changes its recommendation in favor of the Stone Merger Agreement, or if the Company’s stockholders do not approve the Proposed Stone Merger (i.e., do not approve the issuance of Shares to Stone stockholders in connection with that merger) in response to a third-party proposal and the Company within twelve months thereafter enters into such a transaction.

Combined, the provisions in the Stone Merger Agreement concerning the Initial Termination Fee and the Additional Termination Fee amount to $69.1 million. The termination fee is thus worth approximately 10% of the Company’s market capitalization, which was approximately $690,950,987 as of the close of trading on the New York Stock Exchange on June 22, 2006, the date the Company and Stone entered into the Stone Merger Agreement.

On August 28, 2006, ATS commenced litigation in the Chancery Court of Delaware concerning, among other things, the validity of the Initial Termination Fee and the Additional Termination Fee. In the event that we obtain a judgment on the merits resulting in a court order either (i) invalidating the Additional Termination Fee in full (an “ATF Favorable Judgment”), and such judgment shall have become final and nonappealable (an “ATF Final Favorable Judgment”), or (ii) requiring the repayment by Stone to the Company of the Initial Termination Fee in full (an “ITF Favorable Judgment”), and such judgment shall have become final and nonappealable (an “ITF Final Favorable Judgment”), then we will increase our offer price by $0.50 per Share to $23.50 per Share. If we receive both an ATF Final Favorable Judgment and an ITF Final Favorable Judgment, then we will increase our offer price by $1.00 per Share to $24.00 per Share.

If, prior to the expiration of the Offer either, or both, of an ATF Favorable Judgment and an ITF Favorable Judgment shall have been obtained, but shall not yet have become an ATF Final Favorable Judgment and/or an ITF Final Favorable Judgment, as the case may be, then stockholders of the Company whose Shares have been accepted for payment in connection with the Offer shall receive $23.00 net per Share and a contractual right to receive an additional $0.50 per Share (each a “Contractual Right”) with respect to each of such ATF Final Favorable Judgment and/or such ITF Final Favorable Judgment, as the case may be, to be paid following the date on which an ATF Final Favorable Judgment or an ITF Final Favorable Judgment, as the case may be, has been obtained.

Contractual Rights will not be assignable or transferable except by operation of law (including the laws of descent and distribution) or by intestacy without the prior written approval of ATS, and will not be evidenced by any certificate or other instrument. Upon any payment of the amount due under a Contractual Right to the person identified in the appropriate portion of a Letter of Transmittal, ATS’s obligations with respect thereto will be fully discharged. Each Contractual Right will represent only the contingent right to receive $0.50 per Share as described in the Offer to Purchase. Neither ATS nor Woodside will have any fiduciary, contractual or other duty to pursue any action with respect to the Delaware litigation described above and in the Offer to Purchase, and all decisions with respect to such litigation at anytime will be made at ATS’s discretion.

ATS’s litigation in the Chancery Court of Delaware also included a claim to invalidate a provision of the Company’s bylaws which purports to impose an 85% vote requirement for consent solicitations. On September 7, 2006, ATS filed a motion for summary judgment on this claim, seeking a judgment as a matter of law that Section 2.9 of the Company’s bylaws, which purported to impose a supermajority requirement on stockholder action taken by written consent, was invalid under Section 228 of the DGCL and Delaware case law.

On September 11, 2006, ATS amended its complaint. ATS added a claim challenging Section 6.2(e) of the Stone Merger Agreement. ATS claimed that, as interpreted by Stone, this “non-impairment” provision was unlawful and invalid under Delaware law because it would prevent the Board from exercising its fiduciary duties under Delaware law by, among other things, informing itself about third-party superior proposals, such as the Offer.

On September 11, 2006, ATS also filed a motion to consolidate its action with an action brought by the Company against Stone in the Delaware Chancery Court on September 7, 2006, which also challenged Stone’s construction of Section 6.2(e) of the Stone Merger Agreement. The Delaware Chancery Court scheduled a hearing on these claims for September 22, 2006. With respect to ATS’s other claims, the Delaware Chancery Court ordered defendants to respond to ATS’s discovery requests on an expedited basis by September 27, 2006.

On September 12, the Company’s public stockholders filed an action in the Delaware Court of Chancery. The claims in the shareholder action overlap to a large extent with the claims brought by ATS in its Amended Complaint, and on September 18, 2006, the court ordered consolidation of the two actions.

On September 14, 2006, the Company stated in the Schedule 14D-9 that the Board had amended its bylaws to delete the provision that purported to require an 85% supermajority vote for any action to be taken by written consent by the Company’s stockholders. The Company also disclosed its belief that “such action moots [ATS’s] claim relating to the [unlawful bylaw]” and did not submit a brief in opposition to ATS’s motion for summary judgment in accordance with the Court’s briefing schedule. Therefore, it appears that ATS’s claim for summary judgment on Section 2.9 of the Company’s bylaws has been mooted, and the briefing schedule and hearing ordered by the Delaware Chancery Court are no longer necessary.

On September 22, 2006, the Delaware Chancery Court held a hearing on the merits regarding the consolidated claims by ATS and the Company challenging the legality of Section 6.2(e) of the Stone Merger Agreement as construed by Stone.

On September 26, 2006, the Company moved to dismiss ATS’s claims concerning the legality of the Initial Termination Fee and the Additional Termination Fee provisions in the Stone Merger Agreement. The Company also requested that the court block ATS from taking discovery. In a separate submission, the Company requested that the court deny ATS’s motion for an expedited trial, or, to the extent that ATS’s request is (or has been already) granted, to schedule a preliminary injunction hearing rather than a trial. On September 27, 2006, the Delaware Court of Chancery set a hearing on the Company’s motion to dismiss on October 5, 2006. The court also stated that it will not revisit its past rulings concerning discovery, and declined to grant a stay on discovery.

On September 27, 2006, the Delaware Court of Chancery issued an oral ruling on the consolidated claims concerning the construction and validity of Section 6.2(e) of the Stone Merger Agreement. The court found that there was a ripe and justiciable dispute concerning the Company’s ability to explore unsolicited third-party acquisition proposals (as the term “third-party acquisition proposal” is defined in the Stone Merger Agreement), including the Offer. The court granted the declaratory relief requested by ATS in part, holding that Section 6.2(e) of the Stone Merger Agreement does not restrict the Company’s ability to explore, in good faith, unsolicited third-party acquisition proposals, including the Offer, and does not prohibit the Company from communicating or exchanging non-public information with such bidders, including ATS, or from disclosing information concerning unsolicited third-party acquisition proposals, including the Offer, to its shareholders. The court found that the plain language of Section 6.2(e) does not impose any such restrictions on the Company. The court further held that the right to explore unsolicited third-party acquisition proposals is implied in the Board’s right to change or withdraw its recommendation to stockholders regarding approval of Shares in connection with the Stone Merger Agreement in relation to a third-party acquisition proposal, as contemplated in Section 10.1(i) of the Stone Merger Agreement. The court also found support for its construction in the negotiation history between the parties, in particular the lack of any discussion between the Company and Stone concerning the meaning of Section 6.2(e). The court held that in light of its ruling that Section 6.2(e) does not restrict the Company’s ability to explore unsolicited third party acquisition proposals, it did not need to decide whether Section 6.2(e) was per se invalid. The court dismissed, without prejudice, the Company’s claims insofar as the relief sought would go beyond its ability to explore unsolicited third-party acquisition proposals on the basis that no ripe and justiciable dispute existed concerning these claims.

On October 2, 2006, the Company wrote to the Delaware Court of Chancery, requesting clarification with respect to Section 6.2(e) of the Stone Merger Agreement. In particular, the Company asked for a ruling that (i) the Company is permitted to “negotiate” with offerors of third-party acquisition proposals, including ATS; and (ii) the Company is permitted to “solicit” potential third-party acquisition proposals.

Also on October 2, Stone filed a motion to dismiss ATS’s claims against it for aiding and abetting in the Company’s directors’ breaches of fiduciary duty.

On October 5, 2005, the Delaware Court of Chancery held a hearing on the Company’s motion to dismiss ATS’s remaining claims and its request to hear the in a preliminary injunction hearing rather than a trial. The court reserved judgment as to whether ATS has standing to bring the claims that are still in the litigation. The court also addressed EPL’s request for clarification concerning its earlier oral ruling on Section 6.2(e) of the Stone Merger Agreement. The court indicated that it understood that Stone had no objections against the Company negotiating with offerors of third-party acquisition proposals. The court further stated that it believed that no ripe dispute existed as to whether the Company has the ability to solicit other third-party acquisition proposals.

CONSENT SOLICITATION

We have filed a preliminary consent statement with the Commission for use in connection with the solicitation of written consents from at least a majority of stockholders of the Company to (i) remove each current member of the Company’s Board and (ii) elect five of our nominees to serve as directors of the Company. Following such election, we expect that our nominees would reduce the size of the Company’s Board to five members. ATS reserves the right, however, at any time to determine not to commence a consent solicitation (or to terminate any solicitation which has previously been commenced) if we determine it to be in our best interests to do so or if we determine that the consent solicitation is unnecessary, including, if we so determine, if the Company’s Board has (i) recommended against the issuance of Shares in connection with Proposed Stone Merger, (ii) recommended that the Company’s stockholders accept our Offer and (iii) redeemed the Rights or otherwise rendered its shareholder rights plan inapplicable to the Offer and the Second-Step Merger. Details regarding such consent solicitation, if and when commenced, will be set forth in a definitive consent solicitation statement filed with the Commission in compliance with the requirements of Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”).

THIS PROXY STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF CONSENTS WITH RESPECT TO ANY ACTION BY WRITTEN CONSENT BY THE COMPANY’S STOCKHOLDERS. ANY CONSENT SOLICITATION (INCLUDING A CONSENT SOLICITATION TO REMOVE OR APPOINT DIRECTORS) WILL BE MADE ONLY PURSUANT TO SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

CERTAIN INFORMATION CONCERNING THE PROPOSED STONE MERGER

At the Special Meeting, the Company’s stockholders of record at the close of business on the Record Date will be voting on, among other things, whether to approve the issuance of Shares to effectuate the Proposed Stone Merger. According to the Company Form S-4, under the terms of the Stone Merger Agreement, Stone common stock will be acquired for total consideration estimated at $2.2 billion, including the refinancing of approximately $800 million of debt. Each outstanding share of Stone common stock will be converted into the right to receive at the election of the holder (subject to the limitations described below): (i) $51.00 in cash, or (ii) Shares equivalent to the ratio determined by dividing $51.00 by the market price of the Shares (based on a 20-day trading average prior to the third trading day preceding the closing), provided that the exchange ratio will not be greater than 2.525 or less than 2.066 Shares per Stone share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $723 million (which includes approximately $15.1 million attributable to stock options) and a limit on the total number of Shares issued of approximately 35 million. As a result, according to the Company Form S-4, Stone stockholders will end up holding as much as approximately 46% of the combined company, assuming the maximum number of Shares is issued to Stone’s stockholders.

Concurrently with its execution of the Stone Merger Agreement, the Company paid to Plains, on behalf of Stone, the $43.5 million Initial Termination Fee that was payable by Stone upon the termination of Stone’s merger agreement with Plains. The full amount of such termination fee shall be reimbursed by Stone to the Company upon termination of the Stone Merger Agreement in a limited set of circumstances as set forth in the Company Form S-4. IF THE STONE MERGER AGREEMENT IS TERMINATED FOR ANY OTHER REASON, INCLUDING IF THE COMPANY’S BOARD RECOMMENDS “AGAINST” THE ISSUANCE OF SHARES CONTEMPLATED

BY THE STONE MERGER AGREEMENT OR THE COMPANY’S STOCKHOLDERS DO NOT APPROVE SUCH ISSUANCE OF SHARES, THEN THE $43.5 MILLION INITIAL TERMINATION FEE SHALL NOT BE REPAID IN WHOLE OR IN PART TO THE COMPANY BY STONE.

The Stone Merger Agreement also provides for the payment by the Company to Stone of the $26.5 Additional Termination Fee if the Stone Merger Agreement is terminated in the following circumstances: (i) by Stone if the Company’s Board withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Stone in reference to a third party acquisition proposal or (ii) by the Company or Stone if the Company’s stockholder approval for the Proposed Stone Merger is not obtained and a third party acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make a third party acquisition proposal and, within 12 months after termination of the Stone Merger Agreement, the Company or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, a third party acquisition proposal.

The information contained in this Proxy Statement concerning the Offer is a summary which highlights selected information from the Offer to Purchase and may not contain all of the information that is important to you. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully the entire Offer to Purchase and Letter of Transmittal. Stockholders may obtain a free copy of the Offer To Purchase and other relevant documents filed by ATS at the Commission’s web site at http://www.sec.gov. Copies of each such document may also be obtained for free from ATS by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, shareholders call toll-free at (877) 456-3427 (banks and brokers call collect at (212) 750-5833).

The purpose of the solicitation made by this Proxy Statement is to enable the Company’s stockholders to satisfy one of the conditions of the Offer and make an informed decision about the future of the Company. If the solicitation made by this Proxy Statement is successful, it will permit the stockholders to choose between remaining shareholders in a company that has not engaged in the Proposed Stone Merger or tendering Shares into the Offer, which currently has a number of unsatisfied conditions. ATS believes that many stockholders will favor an outcome which results in termination of the Stone Merger Agreement and the consummation (if a majority of stockholders tender into the Offer) of the Offer.

WE URGE YOU TO VOTE “AGAINST” THE ISSUANCE OF SHARES TO STONE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED STONE MERGER ON THE [COLOR] PROXY CARD ACCOMPANYING THIS PROXY STATEMENT. THIS WILL GIVE YOU AN OPPORTUNITY TO DECIDE FOR YOURSELF WHETHER THE OFFER OF $23.00 PER SHARE, OR IN CERTAIN CIRCUMSTANCES $23.50 OR $24.00 PER SHARE, IN CASH IS IN YOUR BEST INTERESTS.

Rejection of the Proposed Stone Merger by the Company’s stockholders will satisfy a condition of the Offer and is an important step in securing the success of the Offer. Your vote “AGAINST” the Proposed Stone Merger does not obligate you to tender your Shares pursuant to the Offer. Even if the Company’s stockholders approve the proposal to approve the issuance of Shares to Stone in connection with the Proposed Stone Merger, it may still be possible that the condition to our Offer that the Stone Merger Agreement be terminated on terms reasonably satisfactory to ATS will be satisfied. The Stone Merger Agreement contains a number of conditions, the failure of any of which may result in the Proposed Stone Merger not being consummated and the Stone Merger Agreement being terminated by the parties thereto. However, if such proposal is approved and the Proposed Stone Merger is consummated, then it will be impossible for one of the conditions to the Offer to be satisfied. ATS does not currently intend to waive this condition.

CERTAIN INFORMATION CONCERNING ATS, WOODSIDE FINANCE AND WOODSIDE

ATS is a recently incorporated Delaware corporation organized in connection with the Offer and the Second-Step Merger and has not carried on any activities other than in connection with the Offer and the Second-Step Merger, except that ATS acquired 1,719,000 Shares in the open market from August 15, 2006 to August 23, 2006. As of the date of the filing of this Proxy Statement with the Commission, ATS owned of record, and Woodside and ATS share beneficial ownership (as defined for purposes of Section 13(d) of the Exchange Act) of, 1,719,000 Shares, or approximately 4.5% of the outstanding Shares. The principal offices of ATS are located at 71683 Riverside Drive,

Covington, Louisiana 70433, and the telephone number of ATS is (985) 249-5300. ATS is an indirect, wholly owned subsidiary of Woodside.

Until immediately prior to the time that ATS will purchase Shares pursuant to the Offer, it is not anticipated that ATS will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Second-Step Merger, including the Shares it acquires as referenced above. Because ATS is recently formed and has minimal assets and capitalization, no meaningful financial information regarding ATS is available.

Woodside Finance is a company incorporated under the laws of Victoria, Australia, and a wholly owned subsidiary of Woodside. The principal executive offices of Woodside Finance are located at Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. The telephone number of Woodside Finance is 011-61-8-9348-4000. Woodside Finance, the primary borrowing and lending entity for Woodside and its subsidiaries, will provide funding for the Offer, the Second-Step Merger and related fees and expenses. Woodside Finance will secure a loan from Sociéte Générale and will provide intra-group funding to ATS.

Woodside is a company incorporated under the laws of Victoria, Australia, with its principal executive offices located at Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. The telephone number of Woodside is 011-61-8-9348-4000. Woodside is Australia’s largest publicly-listed oil and gas company. It was established in 1954, is listed on the Australian Stock Exchange (ASX) and had a market capitalization of about $[21] billion as of [          ]. Woodside has about 3,400 employees and has exploration interests in 11 countries, and production from four. Since 1992, American Depositary Receipts, each representing one Woodside share, have been traded over the counter under the trade symbol ”WOPEY”. Woodside has not sponsored the issue of these ADRs.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of ATS, Woodside and Woodside Finance and certain other information is set forth in Schedule I hereto. Except as described in Schedule I hereto, none of ATS, Woodside, Woodside Finance or, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons listed on Schedule I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Except as described in Schedule II hereto, (i) none of ATS, Woodside, Woodside Finance nor, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of ATS, Woodside, Woodside Finance or any of the persons so listed, beneficially owns or has any right to acquire any Shares and (ii) none of ATS, Woodside, Woodside Finance nor, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Other than in connection with the Offer and the Second-Step Merger following such offer, none of ATS, Woodside, Woodside Finance nor, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons listed in Schedule I hereto has any contract, agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. During the two years prior to the date of the filing of the Proxy Statement, none of ATS, Woodside, Woodside Finance nor, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons listed on Schedule I hereto has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in the filing of the Proxy Statement, during the two years prior to the date of the Offer to Purchase, there have been no negotiations, transactions or material contacts between any of ATS, Woodside, Woodside Finance or any of their respective subsidiaries or, to the best knowledge of ATS, Woodside or Woodside Finance, any of the persons listed in

Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer for or other acquisition of any class of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

ATS, Woodside, Woodside Finance and their respective directors and executive officers and other persons listed in Schedule I hereto may be deemed to be participants in the solicitation of proxies from stockholders of the Company in respect of the special meeting.

OTHER PROPOSALS

In addition to soliciting proxies to approve the issuance of Shares to Stone stockholders, in connection with the Proposed Stone Merger the Company’s Board is also soliciting proxies for the Special Meeting for (i) the adoption of Company’s Amended and Restated 2006 Long Term Stock Incentive Plan (the “Long Term Incentive Plan”) and (ii) a proposed amendment to the Company’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the Proposed Stone Merger occurs (the “Proposed Charter Amendment”). ATS recommends voting “AGAINST” these proposals.

These proposals, in our judgment, stem from the Proposed Stone Merger and as such are not advisable or necessary if the Stone Merger Agreement is terminated. For instance, the Proposed Charter Amendment will not by its terms be effective unless the Proposed Stone Merger is consummated. ATS does not believe that precatory stockholder actions are in the best interest of stockholders who object to the Proposed Stone Merger. Because ATS has not had the opportunity to speak with the Company’s employees or review non-public information regarding the Company and its employees and operations, ATS has no way of determining whether or not the Long Term Incentive Plan is in the best interests of the Company and therefore requests that stockholders vote “AGAINST” this proposal.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL THREE PROPOSALS ON OUR [COLOR] PROXY CARD. THEREFORE, THERE IS NO NEED TO VOTE ON THE COMPANY’S PROXY CARD.

Other than as set forth above, ATS is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the [COLOR] proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of ATS as determined by ATS in its sole discretion, in which event such persons will vote on such proposals at their discretion.

VOTING PROCEDURES

According to the Company Form S-4, as of the Record Date, there were [          ] Shares outstanding. ATS currently owns 1,719,000 Shares, which were acquired in open market transactions prior to the Record Date as set forth more fully on Schedule II.

Under the Company’s bylaws, the presence, in person or by proxy, of the holders of a majority of the outstanding Shares is necessary to constitute a quorum at the Special Meeting. In accordance with the New York Stock Exchange rules, brokers and nominees who hold Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the issuance of Shares to Stone stockholders as a result of the Proposed Stone Merger, approval of the Charter Amendment or adoption of the amendment to the Long Term Stock Incentive Plan. Thus, absent specific instructions from the beneficial owner of such Shares, brokers and nominees may not vote such Shares with respect to the approval of those proposals.

The approval of the issuance of Shares to the Stone stockholders pursuant to the Stone Merger Agreement requires approval of a majority of votes cast on that proposal, so long as the total votes cast in that proposal represent over 50% of all Shares entitled to vote on such proposal. Abstentions count as votes cast. Broker non-votes will not be counted as votes cast.

The foregoing vote requirements will also apply with respect to the proposal to amend the Long Term Incentive Plan.

Approval of the Proposed Charter Amendment (unlike the other two proposals) requires the affirmative vote of a majority of the outstanding Shares. Therefore abstentions and broker non-votes will effectively be treated as votes “AGAINST” the proposal.

The Company’s stockholders (i) may vote “AGAINST” any or all of the three proposals, (ii) may abstain from voting on any or all of the three proposals or (iii) may vote for such proposals by marking the proper box on the [COLOR] proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a Company stockholder returns a [COLOR] proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the issuance of Shares in connection with the Proposed Stone Merger, “AGAINST” the amendment to increase the number of authorized shares, and “AGAINST” the adoption of the Long Term Incentive Plan. Only the Company’s stockholders (or their duly appointed proxies) of record on the Record Date are eligible to submit a proxy.

Both because (i) assuming a quorum is present, only the approval of a majority of the votes cast (so long as the total votes cast represent over 50% of all Shares entitled to vote on this proposal) at the Special Meeting on the proposal relating to the issuance of Shares in the Merger is required to approve the issuance of Shares to Stone stockholders to effectuate the Proposed Stone Merger (as opposed to a majority of the total outstanding Shares as would be typical in approving a merger under Delaware law) and (ii) a significant change in stock ownership may have occurred since the record date and since ATS publicly disclosed its intention to make the Offer, ATS does not believe that the vote to be held at the Special Meeting will necessarily be representative of the views of the Company’s stockholders on the Proposed Stone Merger and on the other matters to be voted on.

Our goal is to defeat the Proposed Stone Merger. There are two ways to do so. If we obtain a sufficient number of votes “AGAINST” the issuance of Shares to Stone stockholders in connection with the Proposed Stone Merger to clearly defeat the proposal, then we will vote your Shares. However, there are circumstances under which it may be possible to defeat the Company’s Board’s proposal by withholding proxies and denying the Company a quorum (for the reasons discussed above). ATS WOULD LIKE, IS REQUESTING, AND BY SIGNING THE [COLOR] CARD, A STOCKHOLDER WILL BE GRANTING TO ATS, THE FLEXIBILITY TO EXERCISE THIS OPTION TO WITHHOLD YOUR PROXY IN THE EVENT THAT ATS DETERMINES IN GOOD FAITH THAT DOING SO MAY BE THE MOST EFFECTIVE MEANS TO DEFEAT THE PROPOSED STONE MERGER. Accordingly, you should understand that by voting “AGAINST” the issuance of Shares to Stone stockholders in connection with the Proposed Stone Merger on the enclosed [COLOR] proxy card, you will be deemed also to be granting ATS the right, if we believe in good faith that such course of action will defeat the Proposed Stone Merger, to either not submit your proxy card at the Special Meeting or cause the persons named as proxies on such card not to attend the Special Meeting; provided that if a [COLOR] card is properly marked to vote “FOR” [or “ABSTAIN”] any of the proposals to be voted upon at the Special Meeting and is not revoked, we will take action to ensure it is voted [or presented as in attendance at the meeting.]. In the event that ATS determines to withhold proxies in order to try to defeat quorum at the Special Meeting, ATS disclaims any liability, fiduciary or otherwise, to stockholders of the Company were a quorum actually attained at any such meeting.

Whether or not you attend the Special Meeting, we urge you to vote “AGAINST” the Stone Merger Agreement on the enclosed [COLOR] proxy card by signing, dating and immediately returning it in the postage-paid envelope provided. ONLY YOUR LATEST-DATED PROXY COUNTS. Execution and delivery of a proxy by a record holder will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) ATS, CARE OF INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY AT 201 ST. CHARLES AVENUE, SUITE 3400, NEW ORLEANS, LOUISIANA 70170. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. WE REQUEST THAT A COPY OF ANY

REVOCATION SENT TO THE COMPANY ALSO BE SENT TO ATS, CARE OF INNISFREE M&A INCORPORATED, AT THE ABOVE ADDRESS SO THAT ATS MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF THE COMPANY’S SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING ON THE STONE MERGER AGREEMENT IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE ISSUANCE OF SHARES IN CONNECTION WITH THE PROPOSED STONE MERGER.

BY EXECUTING THE [COLOR] CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF EVEN IF WE DETERMINE NOT TO DELIVER THE PROXIES AS INDICATED ABOVE.

If you have any questions or require any assistance in voting your Shares, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022

Shareholders Call Toll Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833

DISSENTERS’ RIGHTS

The Company’s stockholders are not entitled to appraisal rights in connection with the Proposed Stone Merger.

SOLICITATION OF PROXIES

Except as set forth below, ATS will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the Offer.

Proxies will be solicited by mail, telephone, telefax, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of ATS, Woodside, Woodside Finance and the other participants listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Credit Suisse Securities (USA) LLC (“Credit Suisse”) is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to ATS, Woodside and Woodside Finance in connection with the acquisition of the Company. In its role as Dealer Manager, Credit Suisse may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that it contacts or persons that contact Credit Suisse. Credit Suisse has not been engaged to solicit proxies relating to the Special Meeting. Credit Suisse is being paid reasonable and customary compensation for its services as Dealer Manager in connection with the Offer and for its services as financial advisor. Credit Suisse is also entitled to reimbursement for certain expenses incurred by Credit Suisse, including the reasonable fees and expenses of legal counsel, and to indemnification against certain liabilities and expenses in connection with its engagements, including certain liabilities under the federal securities laws.

In connection with the potential acquisition of the Company, Credit Suisse is engaged to act as an exclusive financial advisor to Woodside which consists of assisting Woodside in analyzing the financial position of the Company, developing a strategy to effect the acquisition and structuring the acquisition. Credit Suisse and its affiliates have provided and may in the future provide various other investment banking, financial advisory and other services to Woodside or its affiliates, for which they have received or may receive customary compensation. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Credit Suisse and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in the Shares.

Woodside (on behalf of ATS) has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Innisfree is to receive a fee up to $[     ] in connection with the solicitation of proxies for the Special Meeting. Up to 100 people may be employed by Innisfree in connection with the solicitation of proxies for the Special Meeting. Woodside (on behalf of ATS) has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of Woodside and ATS may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of ATS is being borne by Woodside.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our various underlying assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Although we believe these assumptions are reasonable, we cannot assure you that they will prove correct. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Further, we undertake no obligation to update forward-looking statements after the date they are made or to conform the statements to actual results or changes in our expectations.

The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements, including, but not limited to: global economic and political conditions; conditions and trends in the oil and gas industry; volatility in the financial markets; pending, threatened or future legal proceedings; and events which may be subject to circumstances beyond our control.

OTHER INFORMATION

The information concerning the Company and the Proposed Stone Merger contained herein has been taken from, or is based upon, publicly available documents on file with the Commission and other publicly available information. Although ATS has no knowledge that would indicate that statements relating to the Company or the Stone Merger Agreement contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete, it has not to date had access to the full books and records of the Company, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, ATS does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Reference is made to the Company Form S-4 including, without limitation, the joint proxy statement/prospectus contained therein for information concerning the Stone Merger Agreement, the Proposed Stone Merger, the proposals to be voted upon at the Special Meeting, the common stock of the Company, the beneficial ownership of such stock by the principal holders thereof, other information concerning the Company’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of the Company and certain other matters regarding the Company and the Special Meeting. ATS assumes no responsibility for the accuracy or completeness of any such information.

The information contained in this Proxy Statement concerning the Offer is a summary which highlights selected information from the Offer to Purchase and may not contain all of the information that is important to you. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully the entire Offer to Purchase and Letter of Transmittal.

Except as described herein, ATS is not aware of any other matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, ATS will vote all proxies held by it as ATS, in its sole discretion, may determine, to the extent the Shares which they represent are present at the Special Meeting.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM THE COMPANY. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY THE COMPANY, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD TODAY. IF YOU SUBMIT THE COMPANY’S [COLOR] CARD, EVEN IF YOU VOTE “AGAINST” THE PROPOSED STONE MERGER, THE COMPANY CAN USE YOUR SHARES TO ESTABLISH A QUORUM AND THEREBY USE THE [COLOR] CARD TO ASSIST THEM IN OBTAINING THE NECESSARY APPROVAL OF THE PROPOSED STONE MERGER. THEREFORE, WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED [COLOR] PROXY CARD TO US.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO YOUR BOARD OF DIRECTORS BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD TODAY.

ATS INC.

[          ], 2006

IMPORTANT VOTING INFORMATION

1. If your shares are held in your own name, please sign, date and return the enclosed [COLOR] proxy card to ATS Inc., care of Innisfree M&A Incorporated, in the postage-paid envelope provided.

2. If your shares are held in “street-name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. If your shares are held in “street-name,” deliver the enclosed [COLOR] proxy card to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a [COLOR] proxy card is submitted on your behalf. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to ATS Inc., care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that ATS will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do not sign or return any [COLOR] proxy card you may receive from the Company. If you have already submitted a [COLOR] proxy card, it is not too late to change your vote — simply sign, date and return the [COLOR] proxy card. Only your latest dated proxy will be counted.

4. Only the Company’s stockholders of record on August 28, 2006 are entitled to vote at the Special Meeting. We urge each stockholder to ensure that the holder of record of his or her share(s) signs, dates, and returns the enclosed [COLOR] proxy card as soon as possible.

If you have any questions or require any assistance in voting your shares, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022

Shareholders Call Toll Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833

THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE ACCOMPANYING LETTER OF TRANSMITTAL, EACH OF WHICH HAS BEEN FILED WITH THE COMMISSION AND SEPARATELY MAILED TO STOCKHOLDERS.

ATS HAS FILED A PRELIMINARY CONSENT STATEMENT WITH THE COMMISSION RELATING TO A SOLICITATION OF CONSENTS FROM THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH ITS PROPOSAL TO REMOVE THE CURRENT DIRECTORS OF THE COMPANY AND TO REPLACE THEM WITH NOMINEES OF ATS AND INTENDS TO FILE A DEFINITIVE CONSENT STATEMENT WITH THE COMMISSION. THE DEFINITIVE CONSENT STATEMENT WILL BE MAILED TO THE STOCKHOLDERS OF THE COMPANY. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE PRELIMINARY CONSENT STATEMENT, THE DEFINITIVE CONSENT STATEMENT (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS FILED BY ATS AT THE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. THE DEFINITIVE CONSENT STATEMENT (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM ATS BY DIRECTING SUCH REQUESTS TO INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, SHAREHOLDERS CALL TOLL-FREE AT (877) 456-3427 (BANKS AND BROKERS CALL COLLECT AT (212) 750-5833).

ATS, WOODSIDE, WOODSIDE FINANCE LIMITED AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF CONSENTS FROM STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE CONSENT SOLICITATION. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF ATS, WOODSIDE AND WOODSIDE FINANCE LIMITED WILL BE CONTAINED IN ATS’S DEFINITIVE CONSENT STATEMENT. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS, WHICH MAY BE DIFFERENT FROM THOSE OF THE COMPANY’S STOCKHOLDERS GENERALLY, BY READING THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS FILED WITH THE COMMISSION WHEN THEY BECOME AVAILABLE.

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND OFFICERS
OF WOODSIDE, WOODSIDE FINANCE AND ATS

1.	Directors and Executive Officers of ATS.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of ATS. Unless otherwise indicated, the current business address of each person is 71683 Riverside Drive, Covington, Louisiana 70433. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual’s name refers to employment with ATS.

DIRECTORS AND EXECUTIVE OFFICERS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Mark Chatterji Business Address: Woodside Plaza 240 St Georges Terrace Perth, Western Australia 6000	President and Director of ATS. Mr. Chatterji was Director of M&A of Woodside Energy Ltd. from 2004 until June 2006, when he became Director of Commercial. From 2003 to 2004, Mr. Chatterji served as a Captain in the United States Army, 1st Battalion, 162nd Infantry. Prior to this, Mr. Chatterji was a Vice President at Goldman Sachs & Co.
Jeff Soine Business Address: Sage Plaza 5151 San Felipe, Suite 1200 Houston, TX 77056	Secretary and Director of ATS. Mr. Soine has been Acquisition Manager of Woodside Energy (USA) Inc. since June 2005. Prior to this, Mr. Soine was Acquisitions Manager of W&T Offshore Inc. from 2000 to 2005.
Troy Hayden Citizenship: Australia	Treasurer of ATS. Mr. Hayden is also Chief Financial Officer of Woodside Energy (USA) Inc., a position he has held since 2005. Prior to this, Mr. Hayden was Chief Financial Officer of Woodside Petroleum Ltd. from 2004 to 2005 and Treasurer of Woodside Petroleum Ltd. from 1996 to 2004.

2.	Directors and Executive Officers of Woodside.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and each executive officer of Woodside. Unless otherwise indicated, the current business address of each person is Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. Unless otherwise indicated, each such person is a citizen of Australia. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Woodside.

DIRECTORS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Jillian Rosemary Broadbent	Ms. Broadbent has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since 1998. Ms. Broadbent is also a Director of Coca-Cola Amatil Limited and Special Broadcasting Service and a Board Member of Reserve Bank of Australia, positions she has held since 1999, 2002 and 1998, respectively. Previously, Ms. Broadbent was a Director of Westfield Management Ltd. and Director of Westfield America Management Ltd. from 2002 to 2004.
Dr. Ashton Trevor Calvert	Dr. Calvert is a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. and a Director of Rio Tinto plc and Rio Tinto Ltd., positions he has held since 2005. Prior to that, Dr. Calvert was a Director of The Australian Trade Commission and a Director of The Australian Strategic Policy Institute Ltd.
Michael Alfred Chaney	Mr. Chaney has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since 2005. He has been Chairman and Non-Executive Director of National Australia Bank Limited since 2004, a Member of JPMorgan International Council since 2003 and President of Business Council of Australia since 2005. Mr. Chaney also currently serves as Director of National Equities Limited and Chairman of Gresham Partners Holdings Ltd. From 1992 to 2004 Mr. Chaney was Managing Director and Chief Executive Officer of Wesfarmers Limited, from 1995 to 2005 a Director of BHP Billiton Limited, from 2001 to 2005 a Director of BHP Plc and from 1990 to 2005 a Director of Gresham Partners Group Limited.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Erich Fraunschiel	Mr. Fraunschiel has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since 2002. He has also served as Non-Executive Director of West Australian Newspaper Holdings Ltd. and Chairman of Wesfarmers Insurance Ltd. since 2002, Non-Executive Director of WorleyParsons Limited, Rabobank Australia Ltd. and Rabo Australia Ltd. since 2003, Chairman of Lumley General Insurance Ltd. since 2003 and Non-Executive Director of The WCM Group Ltd. since 2005. Mr. Fraunschiel served as Non-Executive Director of Foodland Associated Limited from 2002 to 2004.
Charles Barrington Goode	Mr. Goode has been Chairman of Woodside Petroleum Ltd. and Woodside Energy Ltd since 1999. He also serves as Chairman of Australia and New Zealand banking Group Ltd., Chairman of Diversified United Investment Ltd. and Chairman of Ian Potter Foundation Ltd.
Andrew Jamieson Citizenship: United Kingdom	Mr. Jamieson is a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. and Executive Vice President, Gas Projects of Shell Global Solutions International BY, positions he has held since 2005. Prior to this, Mr. Jamieson was Managing Director of Nigeria LNG Ltd.
Jakob Stausholm Citizenship: Denmark	Mr. Stausholm has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since June 2006. Mr. Stausholm is also Vice President, Finance E&P of Shell EP International Limited, a position he has held since 2006. Prior to this, Mr. Stausholm was Chief Internal Auditor at Royal Dutch Shell Plc from 2002 to 2006 and Finance Manager of Shell Europe Oil Products, Commercial from 2000 to 2002.
Donald R. Voelte, Jr. Citizenship: United States	Mr. Voelte has been Managing Director and Chief Executive Officer, Woodside Energy Ltd since 2004. Prior to that, Mr. Voelte was Director, President and Chief Executive Officer of Chroma Energy Ltd.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Dr Pierre Jean-Marie Henri Jungels Citizenship: Belgium	Dr. Jungels has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since December 2002. Dr. Jungels is also a Director of Imperial Tobacco Group Plc, a position he has held since 2002, Chairman of Offshore Hydrocarbon Mapping Plc, a position he has held since 2004, Chairman of Rockhopper Exploration Plc, a position he has held since February 2005, Chairman of Oxford Catalyst Ltd, a position he has held since March 2006, and Director of Baker Hughes Inc., a position he has held since April 2006. Prior to this, Dr. Jungels was a Director of Offshore Logistics Plc (Bristow Group) from September 2002 to August 2006, President of Institute of Petroleum from June 2002 to December 2003, and Chief Executive Officer of Enterprise Oil Plc from October 1996 to October 2001.
David Ian McEvoy	Mr. McEvoy has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since September 2005. Mr. McEvoy is also a Non-Executive Director of Innamincka Petroleum Limited, a position he has held since September 2003, a Non-Executive Director of Po Valley Energy Limited, a position he has held since September 2003, and a Non-Executive Director of Australian Worldwide Exploration Ltd, a position he has held since June 2006. Prior to this, Mr. McEvoy was Vice President of ExxonMobil Exploration Company from 1992 to May 2002.
Russell Ronald Caplan	Mr. Caplan has been a Non-Executive Director of Woodside Petroleum Ltd. and Woodside Energy Ltd. since February 2006. Mr. Caplan is also Chairman of Shell Australia Ltd., a position he has held since February 2006. Mr. Caplan is also Chairman of Australian Institute of Petroleum, a position he has held since March 2006. Prior to that, Mr. Caplan was Senior Vice President Globalisation of Shell International Petroleum Co. from August 2004 to February 2006, Vice President Sales & Marketing of Shell Oil Products U.S. from September 2001 to March 2004, and Executive Vice President Global Marketing of Shell International Oil Products from January 1999 to September 2001.

EXECUTIVE OFFICERS

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Robert Cole	Mr. Cole has been Secretary of Woodside Petroleum Ltd. and general counsel of Woodside Energy Ltd. since April 2006. Prior to this, Mr. Cole was a partner at Mallesons Stephen Jacques from January 1992 to April 2006.
Frances Margaret Kernot Citizenship: Australia and New Zealand	Ms. Kernot has been Company Secretary of Woodside Petroleum Ltd., Woodside Energy Ltd. and Australian group subsidiaries since January 2004. Prior to this, Ms. Kernot served as Company Secretary of LCB Holdings and Little Creatures Brewing Pty Ltd. from July 2000 to April 2005 and Compliance Officer, Managed Investments for Yates Limited from June 1996 to June 2003.
Mark Chatterji Citizenship: United States	Mr. Chatterji has been Director of Commercial, Woodside Energy Ltd. since 2004. For biographical information see under “Directors and Executive Officers of ATS” above.

3.	Directors and Executive Officers of Woodside Finance.

The following table sets forth the name, current business address, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and each executive officer of Woodside Finance. Unless otherwise indicated, the current business address of each person is Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia 6000. Unless otherwise indicated, each such person is a citizen of Australia. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Woodside Finance.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Donald R. Voelte, Jr. Citizenship: United States	Mr. Voelte has been a Director of Woodside Finance since November 2005. For biographical information see under “Directors and Executive Officers of Woodside” above.
Robert Cole	Mr. Cole has been a Director of Woodside Finance since April 2006. For biographical information see under “Directors and Executive Officers of Woodside” above.

Present Principal Occupation or
Employment; Material Positions
Name, Citizenship	Held During the Past Five Years and
and Current Business Address	Business Address Thereof

Ross Anthony Carroll	Mr. Carroll has been a Director of Woodside Finance Ltd. since March 2005. Mr. Carroll has been Chief Financial Officer of Woodside Energy Ltd. since March 2005. Prior to that Mr. Carroll was Vice President — Finance & Planning for BHP Billiton Petroleum Americas based in Houston, from August 2003 to March 2005 and from July 2001 to August 2003 Mr. Carroll was Vice President Commercial for BHP Billiton Iron Ore in Perth, Western Australia.
Frances Margaret Kernot Citizenship: Australia and New Zealand	Ms. Kernot has been Company Secretary of Woodside Finance since January 2004. For biographical information see under “Directors and Executive Officers of Woodside” above.
Warren Martin Baillie Citizenship: Australia and United Kingdom	Mr. Baillie has been Company Secretary of Woodside Finance Ltd. since December 2005 and Assistant Company Secretary of Woodside Energy Ltd. since September 2005. Prior to that, Mr. Baillie was Company Secretary and General Counsel of Ticor Limited from November 2004 to September 2005, Senior Associate at Deacons international law firm from July 2002 to November 2004, and Company Secretary of Cityview Corporation Limited from May 2000 to July 2002.

SCHEDULE II

ACQUISITIONS AND DISPOSITIONS OF SHARES BY ATS, WOODSIDE AND
WOODSIDE FINANCE AND THE EXECUTIVE OFFICERS AND DIRECTORS OF
ATS, WOODSIDE AND WOODSIDE FINANCE

Other than purchases of Shares in the open market by ATS as set forth in the table below, none of ATS, Woodside, Woodside Finance or any executive officer or director of ATS, Woodside or Woodside Finance has engaged in any transaction involving the Shares in the past 60 days:

Trade		Average
Date	Shares	Price

15-Aug-06	76,000	$17.7535
16-Aug-06	284,900	$17.9877
17-Aug-06	384,900	$17.7292
18-Aug-06	219,000	$17.7973
21-Aug-06	181,600	$18.1465
22-Aug-06	94,200	$18.2207
23-Aug-06	478,400	$18.1728
Total	1,719,000	$17.9763

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) ATS’s right to extend and amend the Offer at any time, in its discretion, ATS shall not be required to accept for payment any Shares tendered pursuant to the Offer, shall not be required to make any payment for Shares accepted for payment, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the judgment of ATS any of the following conditions shall not have been satisfied:

•	(i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares of the Company that, when added to the shares then owned by ATS (and/or Woodside or any of Woodside’s subsidiaries), shall constitute a majority of the then outstanding shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants);

•	(ii) the Stone Merger Agreement having been validly terminated on terms reasonably satisfactory to ATS and ATS shall reasonably believe that the Company could not have any liability, and Stone shall not have asserted any claim of liability or breach against the Company, in connection with such merger agreement other than with respect to the possible payment by the Company of the termination fee required thereby. A vote “AGAINST” these proposals makes it more likely that the Stone Merger Agreement will be terminated by the parties thereto and moves all of the Company’s stockholders closer to being able to benefit from the Offer;

•	(iii) the Board having approved the Offer and the Second-Step Merger or any other business combination satisfactory to ATS between the Company and ATS (and/or any of Woodside’s subsidiaries) pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) or ATS shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer, the Second-Step Merger or such other business combination;

•	(iv) (a) the Company entering into a definitive merger agreement with ATS (and/or any of Woodside’s subsidiaries) with respect to a merger of ATS and the Company, (b) nominees of ATS constituting a majority of the Board or (c) there having been validly tendered and not properly withdrawn prior to the expiration of the offer that number of Shares that, when added to the Shares then owned by Woodside or any of its subsidiaries, shall constitute at least 90% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or warrants); and

•	(v) any applicable waiting period under the HSR Act, having expired or been terminated prior to the expiration of the Offer (the “HSR Condition”).

The Offer is not conditioned on ATS obtaining financing.

Additionally ATS shall not be required to accept for payment any Shares tendered pursuant to the Offer, shall not be required to make any payment for Shares accepted for payment, and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the judgment of ATS, any of the following events or facts shall have occurred:

(a) there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) (i) challenging or seeking to, or which, in the judgment of ATS, is reasonably likely to, make illegal, delay, or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer to Purchase or, the acceptance for payment of any or all of the Shares by Woodside, ATS or any other affiliate of Woodside, or seeking to obtain damages in connection with the Offer or the Second-Step Merger; (ii) seeking to, or which in the judgment of ATS is reasonably likely to, prohibit or limit the full rights of ownership or operation by the Company, Woodside or any of their affiliates of all or any of the business or assets of the Company, Woodside or any of their affiliates or to compel the Company, Woodside or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of the Company, Woodside or any of their affiliates; (iii) seeking to, or which in the judgment of ATS is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the DGCL (as in effect on the date of the Offer to Purchase) in connection with the making of the Offer, the acceptance for payment of, or payment for, some or all of the Shares by ATS, Woodside or any other affiliate of Woodside or the consummation by ATS, Woodside or any other affiliate of Woodside of the Second-Step Merger or other business combination with the Company, including, without limitation, the right to vote any Shares acquired by ATS pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders; (iv) seeking to require divestiture by Woodside, ATS or any other affiliate of Woodside of any Shares; (v) seeking, or which in the judgment of ATS is reasonably likely to result in, any material diminution in the benefits expected to be derived by ATS, Woodside or any other affiliate of Woodside as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with the Company; (vi) relating to the Offer, the Proxy Solicitation or the Consent Solicitation which, in the judgment of ATS, might materially adversely effect the Company or any of its affiliates or ATS, Woodside or any other affiliate of Woodside or the value of the Shares or (vii) which in the judgment of ATS could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Consent Solicitation or the Second-Step Merger or the ability of ATS to conduct the Proxy Solicitation or the Consent Solicitation;

(b) any clearances or approvals of any U.S. or non-U.S. Governmental Authority other than in connection with the HSR Condition or the condition set forth in clause (1) shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been action taken or any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended, issued or deemed, or which becomes, applicable to (i) Woodside, the Company or any subsidiary or affiliate of Woodside or the Company or (ii) the Offer, the Second-Step Merger or any other business combination with the Company, by any U.S. or non-U.S. legislative body or Governmental Authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Exon-Florio Act (as defined below), that in the judgment of ATS might result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

(d) any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of the Offer to Purchase is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of the Company or any of its affiliates or ATS becomes aware of any facts that, in its judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to ATS or any of its affiliates;

(e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Australia, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States or authorities in Australia, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the judgment of ATS, might materially adversely affect, the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or Australia or any attack on, or outbreak or act of terrorism involving, the United States or Australia, (v) a material change in the United States dollar or Australian dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries do business that could, in the judgment of ATS, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its affiliates or the trading in, or value of, the Shares, (vii) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the Shares or (viii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(f) (i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or ATS otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of the Offer to Purchase, (ii) any such person or group which, on or prior to the date of the Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (iv) any person (other than Woodside) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets, securities or subsidiaries of the Company;

(g) the Company or any of its subsidiaries has (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with their publicly disclosed terms in effect as of the date of the Offer to Purchase, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (iv) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (v) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company including by adoption of a shareholders rights plan which has not otherwise been terminated or rendered inapplicable to the Offer and the Second-Step Merger prior to the expiration of the Offer, (vi) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the judgment of ATS, burdensome covenants or security provisions, (vii) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract (other than termination of the Stone Merger Agreement on terms reasonably satisfactory to ATS) or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (viii) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in ATS’s judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to ATS or any of its subsidiaries or affiliates, (ix) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by ATS or the consummation of any merger or other business combination involving the Company and ATS (and/or any of Woodside’s subsidiaries), (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or ATS shall have become aware of any such action which was not previously announced or (xi) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or ATS becomes aware that the Company or any of its subsidiar ies shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of the Offer to Purchase;

(h) any approval, permit, authorization, favorable review or consent of any U.S. or non-U.S. Governmental Authority (including those referred to or described in Section 15) shall not have been obtained on terms satisfactory to ATS in its judgment;

(i) ATS becomes aware (x) that any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been or may be accelerated or has or may otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by ATS or any of its subsidiaries or affiliates of the Second-Step Merger or other business combination involving the Company (other than following the acceptance for payment of Shares pursuant to the Offer, acceleration of the Company’s existing credit facility or the trigger of put rights under the indenture with respect to the Company’s 8.75% Senior Notes Due 2010) or (y) of any covenant, term or condition in any instrument, license or agreement of the Company or any of its subsidiaries that, in ATS’s judgment, has or may have a material adverse effect with respect to either the value of the Company or any of its affiliates or the value of the Shares to ATS or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by ATS or its consummation of the Second-Step Merger or other business combination involving the Company);

(j) ATS or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or ATS and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(k) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in ATS’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase or (iii) amended the Stone Merger Agreement in any material respect; or

(l) (i) the period of time for any applicable review process by the Committee on Foreign Investment in the United States (“CFIUS”) under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended (the “Exon-Florio Act”), shall not have expired, (provided that such time period shall be deemed to have expired if CFIUS or a related governmental entity with authority shall have provided a written notice to the effect that review of the transactions contemplated by the Offer to Purchase has been concluded, and that a determination has been made that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act) or (ii) if CFIUS determines that an investigation is warranted, CFIUS shall have taken or announced an intent to take any measures which would prevent the purchase of Shares tendered pursuant to the Offer or the consummation of the Second-Step Merger, or which would in the judgment of ATS have a material adverse effect on the business of the Company or Woodside or which could in the judgment of ATS be reasonably likely to have a material impact on the corporate governance of Woodside, ATS or the Company;

which in the reasonable judgment of ATS in any such case, and regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of ATS, Woodside or any affiliate of Woodside to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied), makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

The foregoing conditions are for the sole benefit of ATS and may be asserted by ATS regardless of the circumstances giving rise to any such condition (unless arising as a result of any action or inaction on the part of ATS, Woodside or any affiliate of Woodside to the extent that, under applicable state law, such action or inaction prohibits an assertion that such condition has not been satisfied) or, other than the HSR Condition, may be waived by ATS or Woodside in whole or in part at any time and from time to time prior to the expiration of the Offer in their discretion. To the extent ATS or Woodside waives a condition set forth in the Offer to Purchase with respect to one tender, Purchaser or Parent will waive that condition with respect to all other tenders. The failure by Woodside or ATS at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by ATS or Woodside concerning any condition or event described in the Offer to Purchase shall be final and binding on all parties to the fullest extent permitted by law.

IMPORTANT

If your shares are held in your own name, please sign, date and return the enclosed [COLOR] proxy card today. If your shares are held in “Street-Name”, only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed [COLOR] proxy card to your broker or bank and contact the person responsible for your account to ensure that a [COLOR] proxy card is voted on your behalf.

We urge you not to sign any proxy card you may receive from the Company, even in protest.

If you have any questions or require any assistance in voting your shares, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, NY 10022

Shareholders Call Toll Free: (877) 456-3427
Banks and Brokers Call Collect: (212) 750-5833

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED OCTOBER [  ], 2006

[FORM OF PROXY CARD — [COLOR]
ENERGY PARTNERS, LTD.

SOLICITATION BY ATS INC.
IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF ENERGY PARTNERS, LTD.

The undersigned, a holder of record of shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (“Common Shares”), of Energy Partners, Ltd. (the “Company”) acknowledges receipt of the Proxy Statement of ATS Inc., dated          , 2006, and the undersigned revokes all prior proxies delivered in connection with the Special Meeting of Stockholders of the Company to approve the issuance of Common Shares pursuant to the Stone Merger Agreement and all other matters related to the Stone Merger Agreement including those set forth below and appoints          and          , or each of them, with full power of substitution, proxies for the undersigned to vote all Common Shares of the Company which the undersigned would be entitled to vote at the Special Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.

EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE MEETING AS STIPULATED BELOW.

YOU SHOULD UNDERSTAND THAT BY RETURNING YOUR PROXY CARD TO ATS AND VOTING “AGAINST” THE PROPOSALS LISTED ABOVE, YOU WILL ALSO BE DEEMED TO BE GRANTING ATS THE RIGHT TO EITHER NOT SUBMIT YOUR PROXY CARD OR CAUSE THE PROXIES NOT TO ATTEND THE SPECIAL MEETING IF WE BELIEVE IN GOOD FAITH THAT SUCH COURSE OF ACTION IS MORE LIKELY TO DEFEAT THE PROPOSED STONE MERGER; PROVIDED THAT IF YOU RETURN YOUR PROXY CARD TO ATS AND VOTE “FOR” ANY OF THE PROPOSALS [OR TO “ABSTAIN”], WE WILL TAKE ACTION TO ENSURE IT IS VOTED [OR PRESENTED AS IN ATTENDANCE] AT THE SPECIAL MEETING.

BY EXECUTING THE [COLOR] CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF EVEN IF WE DETERMINE NOT TO DELIVER THE PROXIES AS INDICATED ABOVE.

(continued and to be signed and dated on reverse)

ATS STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.

1.	To approve the issuance of the Company’s common stock to Stone Energy Corporation’s stockholders as a result of the proposed merger of Stone Energy Corporation with and into EPL Acquisition Corp. LLC, as a result of the transactions contemplated by the Agreement and Plan of Merger, dated June 22, 2006, by and among the Company, EPL Acquisition Corp. LLC and Stone Energy Corporation.

☐ AGAINST          ☐ FOR          ☐ ABSTAIN

2.	To approve the amendment to the Company’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs.

☐ AGAINST          ☐ FOR          ☐ ABSTAIN

3.	To approve the adoption of the Company’s Amended and Restated 2006 Long Term Stock Incentive Plan.

☐ AGAINST          ☐ FOR          ☐ ABSTAIN

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Dated:          , 2006

Signature of Stockholder

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.